EXHIBIT 99.3

AGRIUM INC.

CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

March 31, 2015

AGRIUM INC.

Consolidated Statements of Operations

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

	Three months ended March 31,
	2015	2014
Sales	2,872	3,079
Cost of product sold	2,288	2,523

Gross profit	584	556
Expenses
Selling	430	444
General and administrative	67	69
Share-based payments (note 6)	45	31
Earnings from associates and joint ventures	—	(1)
Other income (note 3)	(33)	(40)

Earnings before finance costs and income taxes	75	53
Finance costs related to long-term debt	37	19
Other finance costs	19	17

Earnings before income taxes	19	17
Income taxes	5	5

Net earnings from continuing operations	14	12
Net loss from discontinued operations	—	(9)

Net earnings	14	3

Attributable to:
Equity holders of Agrium	12	2
Non-controlling interest	2	1

Net earnings	14	3

Earnings per share attributable to equity holders of Agrium (note 4)
Basic and diluted earnings per share from continuing operations	0.08	0.08
Basic and diluted loss per share from discontinued operations	—	(0.06)

Basic and diluted earnings per share	0.08	0.02

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Comprehensive Income

(Millions of U.S. dollars)

(Unaudited)

	Three months ended March 31,
	2015	2014
Net earnings	14	3
Other comprehensive loss
Items that are or may be reclassified to earnings
Cash flow hedges
Effective portion of changes in fair value	(16)	—
Deferred income taxes on changes in fair value	4	—
Reclassifications to earnings	11	—
Deferred income taxes on reclassifications to earnings	(3)	—
Share of comprehensive (loss) income of associates and joint ventures	(5)	1
Foreign currency translation
Losses	(295)	(106)

Other comprehensive loss	(304)	(105)

Comprehensive loss	(290)	(102)

Attributable to:
Equity holders of Agrium	(291)	(103)
Non-controlling interest	1	1

Comprehensive loss	(290)	(102)

See accompanying notes.

AGRIUM INC.

Consolidated Balance Sheets

(Millions of U.S. dollars)

(Unaudited)

	March 31,		December 31,
	2015	2014	2014
Assets
Current assets
Cash and cash equivalents	780	592	848
Accounts receivable	2,045	2,143	2,075
Income taxes receivable	112	106	138
Inventories	4,820	4,789	3,505
Prepaid expenses and deposits	315	379	710
Other current assets	123	124	122
Assets held for sale	—	230	—

	8,195	8,363	7,398
Property, plant and equipment (note 8)	6,177	5,193	6,272
Intangibles	660	724	695
Goodwill	2,027	1,970	2,014
Investments in associates and joint ventures	595	639	576
Other assets	69	114	78
Deferred income tax assets	72	78	75

	17,795	17,081	17,108

Liabilities and shareholders’ equity
Current liabilities
Short-term debt (note 5)	265	397	1,527
Accounts payable	5,672	5,721	4,197
Income taxes payable	4	2	5
Current portion of long-term debt	1	54	11
Current portion of other provisions	88	115	113
Liabilities held for sale	—	59	—

	6,030	6,348	5,853
Long-term debt (note 5)	4,534	3,058	3,559
Post-employment benefits	144	131	151
Other provisions	332	410	367
Other liabilities	75	35	69
Deferred income tax liabilities	393	514	422

	11,508	10,496	10,421

Shareholders’ equity
Share capital	1,823	1,820	1,821
Retained earnings	5,402	5,139	5,502
Accumulated other comprehensive loss	(946)	(376)	(643)

Equity holders of Agrium	6,279	6,583	6,680
Non-controlling interest	8	2	7

Total equity	6,287	6,585	6,687

	17,795	17,081	17,108

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Cash Flows

(Millions of U.S. dollars)

(Unaudited)

	Three months ended
	March 31,
	2015	2014
Operating
Net earnings from continuing operations	14	12
Adjustments for
Depreciation and amortization	111	127
Earnings from associates and joint ventures	—	(1)
Share-based payments	45	31
Unrealized loss (gain) on derivative financial instruments	26	(14)
Unrealized foreign exchange loss (gain)	41	(2)
Interest income	(17)	(11)
Finance costs	56	36
Income taxes	5	5
Other	(25)	12
Interest received	17	12
Interest paid	(42)	(32)
Income taxes received (paid)	18	(36)
Dividends from associates and joint ventures	1	1
Net changes in non-cash working capital	455	621

Cash provided by operating activities	705	761

Investing
Acquisitions, net of cash acquired	(60)	(16)
Capital expenditures	(399)	(459)
Capitalized borrowing costs	(15)	(23)
Purchase of investments	(42)	(26)
Proceeds from sale of investments	18	12
Proceeds from sale of property, plant and equipment	50	—
Other	5	(22)
Net changes in non-cash working capital	(18)	51

Cash used in investing activities	(461)	(483)

Financing
Short-term debt	(1,160)	(349)
Long-term debt issued	1,000	—
Transaction costs on long-term debt	(14)	—
Repayment of long-term debt	(13)	(10)
Dividends paid	(109)	(108)
Shares issued	1	—

Cash used in financing activities	(295)	(467)

Effect of exchange rate changes on cash and cash equivalents	(17)	(3)

Decrease in cash and cash equivalents from continuing operations	(68)	(192)
Cash and cash equivalents used in discontinued operations	—	(17)
Cash and cash equivalents – beginning of period	848	801

Cash and cash equivalents – end of period	780	592

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Shareholders’ Equity

(Millions of U.S. dollars, except share data)

(Unaudited)

				Other comprehensive income
	Millions of common shares	Share capital	Retained earnings	Cash flow hedges	Comprehensive loss of associates and joint ventures	Available for sale financial instruments	Foreign currency translation	Total	Equity holders of Agrium	Non- controlling interest	Total equity
December 31, 2013	144	1,820	5,253	—	(7)	(8)	(264)	(279)	6,794	2	6,796

Net earnings	—	—	2	—	—	—	—	—	2	1	3
Other comprehensive income (loss), net of tax
Other	—	—	—	—	1	—	(106)	(105)	(105)	—	(105)

Comprehensive income (loss), net of tax	—	—	2	—	1	—	(106)	(105)	(103)	1	(102)
Dividends	—	—	(108)	—	—	—	—	—	(108)	—	(108)
Non-controlling interest transactions	—	—	—	—	—	—	—	—	—	(1)	(1)
Impact of adopting IFRS 9 at January 1, 2014	—	—	(8)	—	—	8	—	8	—	—	—

March 31, 2014	144	1,820	5,139	—	(6)	—	(370)	(376)	6,583	2	6,585

December 31, 2014	144	1,821	5,502	(27)	(11)	—	(605)	(643)	6,680	7	6,687

Net earnings	—	—	12	—	—	—	—	—	12	2	14
Other comprehensive income (loss), net of tax
Other	—	—	—	(4)	(5)	—	(294)	(303)	(303)	(1)	(304)

Comprehensive income (loss), net of tax	—	—	12	(4)	(5)	—	(294)	(303)	(291)	1	(290)
Dividends	—	—	(112)	—	—	—	—	—	(112)	—	(112)
Share-based payment transactions	—	2	—	—	—	—	—	—	2	—	2

March 31, 2015	144	1,823	5,402	(31)	(16)	—	(899)	(946)	6,279	8	6,287

See accompanying notes.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

1.	Corporate Information

Corporate information

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). Our Corporate head office is located at 13131 Lake Fraser Drive S.E., Calgary, Canada. We conduct our operations globally from our Wholesale head office in Calgary and our Retail head office in Loveland, Colorado, United States. In these financial statements, “we”, “us”, “our” and “Agrium” mean Agrium Inc., its subsidiaries and joint arrangements.

Agrium operates two business units:

•	Retail: Distributes crop nutrients, crop protection products, seed, merchandise and services directly to growers through a network of farm centers in two geographical segments:

–	North America, including the United States and Canada; and

–	International, including Australia and South America.

•	Wholesale: Operates in North and South America and Europe producing, marketing and distributing crop nutrients and industrial products through the following businesses:

–	Nitrogen: Manufacturing in Alberta, Texas and Argentina;

–	Potash: Mining and processing in Saskatchewan;

–	Phosphate: Mining and production facilities in Alberta and Idaho; and

–	Other: Marketing nutrient based products from other suppliers in North and South America and Europe, and producing blended crop nutrients and ESN® (Environmentally Smart Nitrogen) polymer-coated nitrogen crop nutrients.

Additional information on our operating segments is included in note 2.

Seasonality in our business results from increased demand for our products during planting seasons. Sales are generally higher in spring and fall.

Basis of preparation and statement of compliance

These consolidated interim financial statements (“interim financial statements”) were approved for issuance by the Audit Committee on May 5, 2015. We prepared these interim financial statements in accordance with International Accounting Standard 34 Interim Financial Reporting. These statements do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with our audited annual financial statements and related notes contained in our 2014 Annual Report, available at www.agrium.com.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

2.	Operating Segments

Segment information by business unit	Three months ended March 31,
	2015				2014
	Retail	Wholesale	Other (1)	Total	Retail	Wholesale	Other (1)	Total
Sales - external	2,260	612	—	2,872	2,227	852	—	3,079
- inter-segment	3	255	(258)	—	5	209	(214)	—

Total sales	2,263	867	(258)	2,872	2,232	1,061	(214)	3,079
Cost of product sold	1,892	633	(237)	2,288	1,845	890	(212)	2,523

Gross profit	371	234	(21)	584	387	171	(2)	556

Gross profit (%)	16	27		20	17	16		18

Expenses
Selling	423	11	(4)	430	436	11	(3)	444
General and administrative	26	10	31	67	28	10	31	69
Share-based payments	—	—	45	45	—	—	31	31
(Earnings) loss from associates and joint ventures	(1)	3	(2)	—	(1)	—	—	(1)
Other (income) expenses	(12)	(22)	1	(33)	(21)	(28)	9	(40)

(Loss) earnings before finance costs and income taxes	(65)	232	(92)	75	(55)	178	(70)	53
Finance costs	—	—	56	56	—	—	36	36

(Loss) earnings before income taxes	(65)	232	(148)	19	(55)	178	(106)	17
Depreciation and amortization	57	50	4	111	72	53	2	127
Finance costs	—	—	56	56	—	—	36	36

EBITDA (2)	(8)	282	(88)	186	17	231	(68)	180
Share of joint ventures
Finance costs and income taxes	—	1	—	1	—	4	—	4
Depreciation and amortization	—	3	—	3	—	2	—	2

Adjusted EBITDA (3)	(8)	286	(88)	190	17	237	(68)	186

(1)	Includes inter-segment eliminations.
(2)	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.
(3)	During the three months ended March 31, 2015, the chief operating decision maker revised its internal reports to include Adjusted EBITDA.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Retail	Three months ended March 31,
	2015			2014
	North America	International	Retail	North America	International	Retail
Sales - external	1,773	487	2,260	1,716	511	2,227
- inter-segment	3	—	3	5	—	5

Total sales	1,776	487	2,263	1,721	511	2,232
Cost of product sold	1,503	389	1,892	1,438	407	1,845

Gross profit	273	98	371	283	104	387
Expenses
Selling	345	78	423	349	87	436
General and administrative	17	9	26	17	11	28
Earnings from associates and joint ventures	(1)	—	(1)	—	(1)	(1)
Other income	(3)	(9)	(12)	(1)	(20)	(21)

(Loss) earnings before income taxes	(85)	20	(65)	(82)	27	(55)
Depreciation and amortization	52	5	57	63	9	72

EBITDA	(33)	25	(8)	(19)	36	17
Adjusted EBITDA	(33)	25	(8)	(19)	36	17

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Wholesale	Three months ended March 31,
	2015					2014
	Nitrogen	Potash	Phosphate	Wholesale Other (1)	Wholesale	Nitrogen	Potash	Phosphate	Wholesale Other (1)	Wholesale
Sales - external	218	25	110	259	612	255	83	112	402	852
- inter-segment	97	42	71	45	255	81	45	55	28	209

Total sales	315	67	181	304	867	336	128	167	430	1,061
Cost of product sold	172	60	136	265	633	246	82	165	397	890

Gross profit	143	7	45	39	234	90	46	2	33	171
Expenses
Selling	4	1	1	5	11	3	2	1	5	11
General and administrative	3	2	2	3	10	2	2	2	4	10
Loss from associates and joint ventures	—	—	—	3	3	—	—	—	—	—
Other (income) expenses	(2)	5	12	(37)	(22)	(33)	6	(1)	—	(28)

Earnings (loss) before income taxes	138	(1)	30	65	232	118	36	—	24	178
Depreciation and amortization	18	14	13	5	50	20	13	13	7	53

EBITDA	156	13	43	70	282	138	49	13	31	231
Share of joint ventures
Finance costs and income taxes	1	—	—	—	1	4	—	—	—	4
Depreciation and amortization	3	—	—	—	3	2	—	—	—	2

Adjusted EBITDA	160	13	43	70	286	144	49	13	31	237

(1)	Includes product purchased for resale, ammonium sulfate, ESN and other products.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Gross profit by product line	Three months ended March 31,
	2015			2014
	Sales	Cost of product sold	Gross profit	Sales	Cost of product sold	Gross profit
Retail
Crop nutrients	911	785	126	896	768	128
Crop protection products	793	685	108	730	625	105
Seed	308	268	40	298	252	46
Merchandise	142	122	20	186	162	24
Services and other	109	32	77	122	38	84

	2,263	1,892	371	2,232	1,845	387

Wholesale
Nitrogen	315	172	143	336	246	90
Potash	67	60	7	128	82	46
Phosphate	181	136	45	167	165	2
Product purchased for resale	192	185	7	294	290	4
Ammonium sulfate, ESN and other	112	80	32	136	107	29

	867	633	234	1,061	890	171

Other inter-segment eliminations	(258)	(237)	(21)	(214)	(212)	(2)

Total	2,872	2,288	584	3,079	2,523	556

Wholesale share of joint ventures
Nitrogen	21	22	(1)	27	18	9
Product purchased for resale	26	25	1	21	20	1

	47	47	—	48	38	10

Total Wholesale including proportionate share in joint ventures	914	680	234	1,109	928	181

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Selected volumes and per tonne information	Three months ended March 31,
	2015				2014
	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)
Retail
Crop nutrients
North America	1,435	511	431	80	1,400	502	421	81
International	452	394	366	28	426	453	418	35

Total crop nutrients	1,887	483	416	67	1,826	491	421	70

Wholesale
Nitrogen
North America
Ammonia	175	529			179	498
Urea	348	422			382	441
Other	238	320			231	339

Total nitrogen	761	414	226	188	792	424	311	113

Potash
North America	149	393			292	342
International	36	226			136	204

Total potash	185	361	324	37	428	298	191	107

Phosphate	282	639	481	158	308	544	536	8
Product purchased for resale	548	349	336	13	805	365	360	5
Ammonium sulfate	82	335	134	201	92	306	172	134
ESN and other	176				211

Total Wholesale	2,034	426	311	115	2,636	403	338	65

Wholesale share of joint ventures
Nitrogen	52	408	429	(21)	62	433	282	151
Product purchased for resale	85	310	297	13	64	328	320	8

	137	347	347	—	126	380	302	78

Total Wholesale including proportionate share in joint ventures	2,171	421	313	108	2,762	401	336	65

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

3.	Expenses

Other expenses	Three months ended March 31,
	2015	2014
Gain on derivatives not designated as hedges, net of foreign exchange	(1)	(35)
Interest income	(17)	(11)
Gain on sale of assets	(38)	—
Environmental remediation and asset retirement obligations	9	(2)
Bad debt expense	7	5
Potash profit and capital tax	5	3
Other	2	—

	(33)	(40)

4.	Earnings per Share

Attributable to equity holders of Agrium	Three months ended March 31,
	2015	2014
Numerator
Net earnings from continuing operations	12	11
Net loss from discontinued operations	—	(9)

Net earnings	12	2

Denominator (millions)
Weighted average number of shares outstanding for basic and diluted earnings per share	144	144

5.	Debt

	Maturity	Rate (%) (1)	March 31, 2015	December 31, 2014
Short-term debt
Commercial paper	2015	0.57	144	1,117
Credit facilities		4.85	121	410

			265	1,527

(1)	Weighted average rates at March 31, 2015.

During the three months ended March 31, 2015, we issued $550-million of 3.375 percent debentures and $450-million of 4.125 percent debentures due March 2025 and March 2035, respectively. The debentures were issued under our base shelf prospectus, which permits issuance in Canada and the United States of common shares, debt and other securities up to $2.5-billion, less the offering price of securities issued between the 2014 filing date of the base shelf prospectus and May 2016. Issuance of further securities under the base shelf prospectus requires filing a prospectus supplement and is subject to the availability of funding in capital markets.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

6.	Share-based Payments

In December 2014, the Board of Directors approved changes to the Stock Option Plan applicable to awards granted subsequent to January 1, 2015. Share-based payments granted to officers in Canada will consist of performance share units (“PSUs”) and stock options without cash-settled tandem stock appreciation rights. The Stock Option Plan provides for settlement through the issuance of common shares. We determine the fair value of stock options on their grant date using the Black-Scholes model. Eligible non-officer employees will receive PSUs and restricted share units (“RSUs”). All PSU awards will include an additional performance metric based on free cash flow per share. RSU awards entitle the holder to receive the value of a common share plus accumulated dividends at the end of the three-year vesting period. We settle RSU awards in cash, with fair value determined using the Black-Scholes model.

During the three months ended March 31, 2015, we recorded $45-million (2014 – $31-million) of share-based payments expense. We granted the following share-based compensation awards to officers and employees.

Award type	Number	Grant price
Stock options	449,149	115.87
Stock appreciation rights	72,370	115.87
Share units	273,163	N/A

7.	Financial Instruments

Commodity price risk

Natural gas derivative financial instruments outstanding (notional amounts in millions of MMBtu)
	March 31,				December 31,
	2015				2014
	Notional	Maturities	Average contract price (USD per MMBtu)	Fair value of assets (liabilities)	Notional	Maturities	Average contract price (USD per MMBtu)	Fair value of assets (liabilities)
Not designated as hedges
NYMEX swaps	—	—	—	—	1	2015	3.83	(1)
AECO swaps	—	—	—	—	10	2015	3.40	(10)

				—				(11)

Designated as hedges
NYMEX swaps	2	2015	2.79	(1)	—	—	—	—
AECO swaps	92	2015 – 2018	2.90	(37)	69	2015 – 2018	3.32	(25)

				(38)				(25)

	Fair value of assets (liabilities)
Maturities of natural gas derivative contracts	2015	2016	2017	2018
Designated as hedges	(4)	(15)	(10)	(9)

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Impact of change in fair value of natural gas derivative financial instruments	March 31,	December 31,
	2015	2014
A $10-million impact to net earnings requires movement in gas prices per MMBtu	—	1.23
A $10-million impact to other comprehensive income requires movement in gas prices per MMBtu	0.95	0.19

Use of derivatives to hedge exposure to natural gas market price risk
Term (gas year – 12 months ending October 31)	2015	2016	2017	2018
Maximum allowable (% of forecasted gas requirements)	75	75	75	25	(1)
Forecasted average monthly purchases (millions MMBtu)	8	9	9	9
Gas requirements hedged using derivatives designated as hedges (%)	32	25	25	17

(1)	Maximum monthly hedged volume may not exceed 90 percent of planned monthly requirements.

For our natural gas derivatives designated in hedging relationships, the underlying risk of the forward contracts is identical to the hedged risk, and accordingly we have established a hedge ratio of 1:1. Due to a strong correlation between AECO future contract prices and our delivered cost, we did not experience any ineffectiveness on our hedges, and accordingly we have recorded the full change in the fair value of natural gas forward contracts designated as hedges to other comprehensive income.

Currency risk

Foreign exchange derivative financial instruments outstanding (notional amounts in millions of U.S. dollars)
	March 31,			December 31,
	2015			2014
Sell/Buy	Notional	Maturities	Fair value of assets (liabilities)	Notional	Maturities	Fair value of assets (liabilities)
Not designated as hedges
Forwards
USD/CAD	20	2015	—	—	—	—
CAD/USD	928	2015	2	1,675	2015	31
USD/AUD	17	2015	(3)	33	2015	(3)
AUD/USD	5	2015	—	12	2015	—
Swaps
USD/AUD	41	2015	(4)	26	2015	(1)
AUD/USD	36	2015	6	21	2015	2
Options
USD/CAD	275	2015	(3)	—	—	—
CAD/USD	20	2015	—	—	—	—

			(2)			29

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

	March 31,			December 31,
	2015			2014
Financial instruments measured at fair value on a recurring basis	Fair value		Carrying value	Fair value		Carrying value
	Level 1	Level 2		Level 1	Level 2
Cash and cash equivalents	—	780	780	—	848	848
Accounts receivable – derivatives	—	10	10	—	33	33
Other current financial assets – marketable securities	20	103	123	24	70	94
Accounts payable – derivatives	—	19	19	—	18	18
Other financial liabilities – derivatives	—	31	31	—	22	22

Other financial instruments
Current portion of long-term debt
Floating rate debt – amortized cost	—	1	1	—	11	11
Long-term debt
Debentures – amortized cost	—	4,976	4,468	—	3,879	3,483
Fixed and floating rate debt – amortized cost	—	66	66	—	76	76

There have been no transfers between Level 1 and Level 2 fair value measurements in the three months ended March 31, 2015 or March 31, 2014. We do not measure any of our financial instruments using Level 3 inputs.

8.	Additional Information

Property, plant and equipment

At the end of 2014, we completed a major turnaround to tie in the expansion project at our Vanscoy potash facility. The assets related to the expansion project became available for use during the three months ended March 31, 2015 resulting in the transfer of $2.6-billion from assets under construction to buildings and improvements, and machinery and equipment.

During the three months ended March 31, 2015, we added $197-million to assets under construction at our Vanscoy potash facility to facilitate the ramp-up of annual capacity by one million tonnes and $121-million to assets under construction at our Borger Nitrogen facility.

Dividends

March 31,
2015
Declared			Paid to
Effective	Per share	Total	Shareholders	Total
December 11, 2014	0.78	112	January 21, 2015	109
February 24, 2015	0.78	112	April 16, 2015	N/A

Normal course issuer bid

In January 2015, the Toronto Stock Exchange accepted our Normal Course Issuer Bid (“NCIB”). Under the NCIB, we may purchase for cancellation up to 5 percent of our currently issued and outstanding common shares until January 25, 2016. The actual number of shares purchased will be at Agrium’s discretion and will depend on market conditions, share prices, Agrium’s cash position and other factors. From April 1, 2015 to May 5, 2015, we purchased 711,648 shares at an average share price of $105.39 for total consideration of $75-million.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

9.	Significant Accounting Policies

Except as described below, the accounting policies applied in these interim financial statements are the same as those applied in our 2014 Annual Report.

Changes in Accounting Estimates

As at January 1, 2015, we changed the method of depreciation for the Vanscoy potash facility mining and milling assets from the straight-line basis to the units of production basis. These assets will be depreciated based on the shorter of estimates of reserves or service lives. The change in method of depreciation reflects our expectations of changes in the expected pattern of consumption of the future economic benefits of the assets based on a review of our Vanscoy potash facility. In December 2014, the Vanscoy potash facility completed a major turnaround and recommenced production in an expanded facility that added approximately 50 percent to its existing capacity. The change in estimate is accounted for prospectively. The current and expected reduction in depreciation expense is 2015 – $32-million and 2016 – $12-million.

As at January 1, 2015, based on a review of the expected timing of future expenditures, we revised our estimate for decommissioning costs of our nitrogen assets. The revision in estimate decreased our asset retirement obligation provision by $55-million and decreased our property, plant and equipment by $55-million. The current reduction in depreciation and accretion expense for the three months ended March 31, 2015 is $1-million. The expected reduction in depreciation and accretion expense is $4-million in each of the years 2015 through 2018.